Prospect:	Antelope
Type:	Appraisal well
Location:	PPL 237, Eastern Papua Basin 295,377.77mE; 9,207,339.97mN - AGD 66, Zone 55
Current Status:
Conducting drill stem test (DST) #1 in the open hole interval from 6,011 feet (1,832 meters) to 6,175 feet (1,882 meters).  Prior to initiating DST #1, the well was cored from 6,057 feet (1,846 meters) to 6,175 feet (1,882 meters) and 117.5 feet (35.8 meters) of 4 inch core was successfully recovered (99.4% recovery).  Core sampling indicated what we believe to be very good visible porosity and vugs from the reefal reservoir.

DST #1 flowed 14.7 MMcfd, 232 barrels per day of condensate (16.5 barrel/MMcf) with 2,070 psi flowing tubing pressure on a 35/64 inch choke.  The gas flow rate was significantly limited by the 3/4 inch restriction in the downhole DST equipment.  The well was then shut in for pressure build up.

Additional evaluation will be performed after the downhole pressure gauges are recovered and analyzed with pressure transient analysis.

Planned Total Depth:	Approximately 8,366 feet (2,550 meters)
Operator:	InterOil subsidiary, SPI (220) Limited
Prospect Description:	This well is targeting the Antelope reef dolomite and limestone

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations (Australasia)
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling of the Antelope-2 well in the Elk/Antelope field and the characteristics of the Antelope reef structure. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that oil, gas or condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.  There is no guarantee that an oil leg will be established of a size and grade as to be commercially exploitable.  In addition, there is no guarantee that the Antelope-2 well will ultimately be successful.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.